P.O. Box 2600
Valley Forge, PA 19482-2600

May 26, 2017

U.S. Securities and Exchange Commission
Attention: Lisa N. Larkin
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Chester Funds
File No. 2-92948
Pre-Effective Amendment No. 2
Rule 461(a) Request for Acceleration

Commissioners:

     Pursuant to Rule 461(a) under the Securities Act of 1933, Vanguard Chester Funds (the “Trust”) and its distributor, Vanguard Marketing Corporation, respectfully request that the effectiveness of the Trust’s registration statement on Form N-14 be accelerated to 9:00 a.m. on Tuesday, May 30, 2017. Pre-Effective Amendment No. 2 for Vanguard Target Retirement 2010 Fund was filed today, May 26, 2017.

Please contact Jaliya Faulkner at (610) 669-2153 with any questions or comments.

Sincerely,

VANGUARD CHESTER FUNDS

Name: Laura Merianos
Title: Assistant Secretary

VANGUARD MARKETING CORPORATION, Distributor

Name: Marc Lindsay
Title: Secretary